November 9, 2005

Mail Stop 4561

Jon D. Kline
Chief Financial Officer
Sunstone Hotel Investors, Inc.
903 Calle Amanceer, Suite 100
San Clemente, CA 92673

      Re:	Sunstone Hotel Investors, Inc.
		Form S-3 filed on October 27,2005
		File No.  333-129258

Dear Mr. Kline:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Selling Stockholders, page 30

1. For each of your selling stockholders that is a private entity, please:

* identify the natural person who controls the investment decision, to the extent you have not already done so; and

* please identity any of the selling shareholders who are broker-dealers or who are affiliated with broker-dealers.

Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

2. For selling shareholders that are affiliates of broker-dealers, please provide an analysis showing that the resale of these securities is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,

* the circumstances under which the selling shareholders received the securities,

* the selling shareholders` relationship to the issuer,

* the amount of securities involved,

* whether the sellers are in the business of underwriting securities, and

* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus that:

* the seller purchased in the ordinary course of business; and

* at the time of the purchase of the securities to be resold the seller had not agreements or understandings, directly or indirectly, with any person to distribute the securities.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc: 	Alison Ressler (via fax, 310-712-8800)

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Jon D. Kline
Sunstone Hotel Investors, Inc.
November 9, 2005
Page 1